SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

DARA BioSciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

23703P106
(CUSIP Number)

April 4, 2011
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23703P106	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 237,876 (1)(2)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 47,500 (3)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 237,876 (1)(2)
WITH	8	SHARED DISPOSITIVE POWER 47,500 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,376
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9% (4)
12	TYPE OF REPORTING PERSON* In - Individual

(1)	Represents shares of common stock held individually by the reporting person.
(2)
Does not include shares issuable upon the conversion of preferred stock and the exercise of warrants of which the convertibility and exercisability are subject to a 4.99% beneficial ownership limitation.

(3)	Represents shares of common stock held by Marlin Capital Partners LLC of which the reporting person shares voting power.
(4)	Based on 4,822,004 shares outstanding.

CUSIP No. 23703P106	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: DARA BioSciences, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615

Item 2.

(a)	Name of Person Filing: Barry Honig
(b)	Address of Principal Business Office: 4400 Biscayne Boulevard, Suite 850, Miami, FL 33137
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 23703P106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

CUSIP No. 23703P106	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2011

/s/ Barry Honig
Barry Honig, Individual